May 29, 2019

Tim Shannon
President, Director and Chief Executive Officer
24/7 Kid Doc, Inc.
8269 Burgos Ct.
Orlando, FL 32836

       Re: 24/7 Kid Doc, Inc.
           Amendment No. 2 to Form 10-12G
           Filed May 10, 2019
           Form 8-K filed May 13, 2019
           Form 10-Q filed May 14, 2019
           File No. 000-27251

Dear Mr. Shannon:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 8-K filed May 13, 2019

General

1. We note your disclosure that, on May 10, 2019, you entered into a binding letter of intent with Hunan Liyuan Health Development Co., Ltd., pursuant to which you have agreed to enter into a cooperation and investment agreement. Please tell us why you reported the execution of the letter of intent under Item 8.01 rather than Item 1.01 of Form 8-K. In this regard, we note that the agreement appears to provide for obligations and rights material to and enforceable by you against Hunan Liyuan. If you determine that the LOI is a material definitive agreement as defined by Item 1.01 of Form 8-K, please amend your
      Form 8-K to file the agreement as an exhibit.
2. Based on your description of the cooperation and investment agreement, it appears that
 Tim Shannon
FirstName LastNameTim Shannon
24/7 Kid Doc, Inc.
Comapany Name24/7 Kid Doc, Inc.
May 29, 2019
May 29, 2019 Page 2
Page 2
FirstName LastName
         you will issue shares of your convertible preferred stock in exchange for equity ownership of Hunan Liyuan. Please tell us how many shares of your convertible preferred stock you will issue to Hunan Liyuan. Also, tell us the number of shares of your common stock into which this preferred stock will convert. Finally, please tell us whether this transaction is expected to give Hunan Liyuan majority ownership of your company or whether it is expected to give you majority ownership of Hunan Liyuan.
Form 10-Q for the Quarter Ended March 31, 2019, filed May 14, 2019

Part I - Financial Information
Item 1. Financial Statements
Statement of Stockholders' Equity (Deficit), page 5

3. Please revise your Form 10-Q to comply with Rule 8-03(a)(5) of Regulation S-X. In doing so, you should provide a statement of stockholders' equity (deficit) for each of the current and prior year comparative year-to-date periods.
Item 4. Controls and Procedures, page 10

4. Please revise to provide all of the disclosures required by Item 307 of Regulation S-K.
         Specifically, you should not only disclose that your principal executive and financial officers conducted an evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report, you should also clearly disclose their conclusion as to whether your disclosure controls and procedures were effective or ineffective as of that date. Please note that this disclosure requirement is separate and distinct from the disclosure requirement of Item 308(c) of Regulation S-K.
5. Our comment letter dated April 23, 2019 regarding your Form 10 noted certain required disclosures that were missing from your financial statements, and you amended your Form
         10 in response to our comments to add those disclosures. Our comments above regarding the disclosures required by Rule 8-03 of Regulation S-X and Item 307 of Regulation S-K
         identify certain required disclosures that are missing from this Form 10-Q. Additionally, the description of the material weakness you identified indicates the material weakness relates in part to understanding the disclosure requirements for certain non-routine transactions. We assume from these factors that your disclosure controls and procedures were not effective as of March 31, 2019. However, if you believe that your disclosure controls and procedures were effective as of March 31, 2019, please explain to us in detail how you reached this conclusion in light of the fact that your filings have not contained all required disclosures.
6. We note you disclose the existence of a material weakness as of March 31, 2019. Please disclose whether your management or your auditor identified the material weakness along with the date or quarterly period when the material weakness was discovered, and what steps you have taken or plan to take to mitigate the material weakness.
 Tim Shannon
24/7 Kid Doc, Inc.
May 29, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Jennifer
Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at 202-551-2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameTim Shannon
                                                          Division of
Corporation Finance
Comapany Name24/7 Kid Doc, Inc.
                                                          Office of Consumer
Products
May 29, 2019 Page 3
cc:       Jody Walker
FirstName LastName